SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	August	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financials for the quarter ended June 30, 2008.

2	Management's Discussion and Analysis for the quarter ended June 30, 2008.

3	Canadian Form 52-109F1- Certification for the period ended June 30, 2008 by the Chief Executive Officer.

4	Canadian Form 52-109F1- Certification for the period ended June 30, 2008 by the Chief Financial Officer

This report on Form 6-K is incorporated by reference into the registration statements on Forms F-1 (No. 333-08878), F-3 (Nos. 333-125380, 333-101583 and 333-91402) and S-8 (No. 333-126128) that the Registrant has filed with the Securities and Exchange Commission.

Document 1

Crystallex International Corporation

Consolidated Financial Statements

June 30, 2008

(Unaudited)

Crystallex International Corporation
Consolidated Balance Sheets - Unaudited
(In thousands of United States dollars)
	June 30	December 31
	2008	2007
		(Audited)
Assets

Current
Cash and cash equivalents (Note 9)	$61,490	$16,065
Accounts receivable	518	1,170
Inventories (Note 4)	2,604	2,142
Prepaid expenses and other	3,915	1,979
	68,527	21,356

Property, plant and equipment (Note 5)	327,770	317,179
Other	1,667	705
	$397,964	$339,240

Liabilities

Current
Accounts payable and accrued liabilities	$11,703	$10,868
Current portion of asset retirement obligations (Note 6)	868	567
	12,571	11,435

Notes payable (Note 7)	84,968	83,291
Asset retirement obligations (Note 6)	1,745	1,864
Future income taxes	26,483	14,243
	125,767	110,833

Shareholders’ equity

Share capital (Note 8)	561,588	503,489
Contributed surplus	34,012	27,124
Accumulated other comprehensive income	11,959	11,959
Deficit	(335,362)	(314,165)
	272,197	228,407
	$397,964	$339,240

Nature of operations and continuation of business – Note 1

Approved on behalf of the Board of Directors

(Signed) “Robert A. Fung”, Director	(Signed) “Johan van’t Hof", Director

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Operations and Comprehensive Operations - Unaudited
(In thousands of United States dollars except for share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
		Restated		Restated
		(Note 12)		(Note 12)

Mining revenue	$5,233	$2,848	$11,134	$6,569

Operating expenses
Operations	7,390	5,121	13,793	9,833
Accretion of asset retirement obligations	91	51	182	101
	7,481	5,172	13,975	9,934

Operating loss	(2,248)	(2,324)	(2,841)	(3,365)

Other expenses (income)
General and administrative	3,847	7,114	7,132	12,426
Interest on debt	3,182	3,525	6,364	6,741
Foreign exchange loss (gain)	2,534	(511)	6,709	(7,152)
Amortization of property, plant and equipment	20	21	42	43
Gain on sale of equipment	(1,636)	-	(1,636)	-
Interest and other income	(200)	(430)	(414)	(624)
	7,747	9,719	18,197	11,434

Net loss before income tax expense	(9,995)	(12,043)	(21,038)	(14,799)

Income tax expense	-	(80)	(159)	(143)

Net loss and comprehensive loss for the period	(9,995)	(12,123)	(21,197)	(14,942)

Deficit, beginning of period	(325,367)	(286,533)	(314,165)	(283,714)

Deficit, end of period	$(335,362)	$(298,656)	$(335,362)	$(298,656)

Net loss per share
– Basic and diluted	$(0.03)	$(0.05)	$(0.07)	$(0.06)

Weighted average number of shares outstanding
	294,670,869	257,242,695	287,076,377	251,639,775

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Cash Flows - Unaudited
(In thousands of United States dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
		Restated		Restated
		(Note 12)		(Note 12)

Cash flows from (used in) operating activities
Net loss for the period	$(9,995)	$(12,123)	$(21,197)	$(14,942)
Items not affecting cash:
Amortization	20	21	42	43
Interest accretion on debt	837	1,176	1,676	1,986
Stock-based compensation	164	1,012	537	1,724
Accretion of asset retirement obligations	91	51	182	101
Directors’ fees paid in shares	-	72	112	132
Unrealized loss (gain) on translation of
future income taxes	3,769	(1,580)	9,908	(10,832)
Unrealized foreign exchange (gain) loss	(452)	249	(1,223)	2,241
Gain on sale of equipment	(1,636)	-	(1,636)	-
Changes in other operating assets and liabilities:
Decrease (increase) in accounts receivable	13	(2,185)	861	(2,084)
Decrease (increase) in inventories	(488)	122	(462)	1,031
Decrease (increase) in prepaid expenses and other	(709)	(1,461)	(1,936)	(2,943)
Increase in accounts payable
and accrued liabilities	3,747	3,526	324	181
	(4,639)	(11,120)	(12,812)	(23,362)

Cash flows used in investing activities
Investment in property, plant and equipment	(7,260)	(7,608)	(12,731)	(15,835)
Proceeds from sale of equipment	5,902	-	5,902	-

	(1,358)	(7,608)	(6,829)	(15,835)

Cash flows from (used in) financing activities
Issuance of common shares	-	51,645	64,306	52,489
Debt repayments	-	(3,190)	-	(3,578)

	-	48,455	64,306	48,911

Increase (decrease) in cash and cash equivalents	(5,997)	29,727	44,665	9,714

Effects of exchange rate fluctuations on cash	282	5	760	361

Cash and cash equivalents, beginning of period	67,205	8,916	16,065	28,573

Cash and cash equivalents, end of period	$61,490	$38,648	$61,490	$38,648

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Consolidated Statements of Shareholders’ Equity - Unaudited
(In thousands of United States dollars)
	Number of common shares	Amount	Number of warrants	Contributed surplus	Equity component of exchangeable bank loan	Accumulated other comprehensive income	Deficit		Total
	(thousands)		(thousands)

Balance at December 31, 2005	208,036	$336,492	8,998	$32,489	$2,564	$11,959	$(248,030)		$135,474
Shares issued:
Unit offerings	20,924	51,209	17,313	5,972	-	-	-		57,181
Exercise of options	1,642	5,490	-	(1,839)	-	-	-		3,651
Issuance of shares under
equity draw down facility	1,661	4,318	-	-	-	-	-		4,318
Settlement of promissory note	611	1,800	-	-	-	-	-		1,800
Settlement of bank loan	3,766	7,641	-	-	(2,564)	-	-		5,077
Exercise of warrants	8,765	41,090	(8,765)	(17,317)	-	-	-		23,773
Directors’ fees	19	60	-	-	-	-	-		60
Share exchange – El Callao	-	1	-	-	-	-	-		1
Stock-based compensation	-	-	-	2,464	-	-	-		2,464
Warrants issued for professional fees	-	-	500	1,366	-	-	-		1,366
Warrants issued in exchange for early
exercise of warrants	-	-	875	-	-	-	-		-
Warrants expired	-	-	(233)	-	-	-	-		-
Loss for the year	-	-	-	-	-	-	(35,684)		(35,684)

Balance at December 31, 2006	245,424	$448,101	18,688	$23,135	$-	$11,959	$(283,714)		$199,481
Shares issued
Public offering	14,375	50,701	-	-	-	-	-		50,701
Exercise of options	859	1,622	-	(412)	-	-	-		1,210
Settlement of promissory note	461	1,800	-	-	-	-	-		1,800
Exercise of warrants	502	1,117	(502)	(236)	-	-	-		881
Directors’ fees	38	148	-	-	-	-	-		148
Stock-based compensation	-	-	-	4,637	-	-	-		4,637
Loss for the year	-	-	-	-	-	-	(30,451)		(30,451)

Balance at December 31, 2007	261,659	$503,489	18,186	$27,124	$-	$11,959	$(314,165)		$228,407
Shares issued
Public offering	32,890	57,730	16,445	6,414	-	-	-		64,144
Exercise of options	76	257	-	(95)	-	-	-		162
Directors’ fees	46	112	-	-	-	-	-		112
Warrants expired	-	-	(5,061)	-	-	-	-		-
Stock-based compensation	-	-	-	569	-	-	-		569
Loss for the period	-	-	-	-	-	-	(21,197)		(21,197)
Balance at June 30, 2008	294,671	$561,588	29,570	$34,012	$-	$11,959	$(335,362	) (1)	$272,197

(1) Includes total comprehensive deficit for the six months ended June 30, 2008 of $323,403 (2007 - $286,697)

The accompanying notes are an integral part of the consolidated financial statements.

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2008
(In thousands of United States dollars)

1.      Nature of operations and continuation of business

Crystallex International Corporation (“Crystallex” or the “Company”) is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela.

The Company’s principal asset is the Las Cristinas project, currently under pre-development in Venezuela.  On September 17, 2002, the Company entered into a mining operating contract (the “Mine Operating Contract”) with the Corporación Venezolana de Guayana (the “CVG”), a Venezuelan state-owned enterprise which owns the Las Cristinas concessions.  The CVG authorized the Company and the Company agreed to make all investments and carry out all activities necessary to explore, develop, exploit, commercialize and sell the gold mineral contained in the Las Cristinas deposits for the CVG.

The Company received official notice in March 2006 from the Venezuelan Ministry of Basic Industries and Mining (“MIBAM”) advising that MIBAM had formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project.

The Company further received written notice in June 2007 from the CVG, that all of the requirements of the Ministry of the Environment and Natural Resources (“MinAmb”) for the issuance of the Authorization to Affect Natural Resources (the “Permit”) to commence construction at Las Cristinas had been fulfilled.  The CVG notice was based on MinAmb approval of the Las Cristinas Environmental Impact Study (the “EIS”), the posting of a Construction Compliance Guarantee Bond (the “Bond”) and payment of the Environment Tax (the “Tax”).  Both the posting of the Bond and payment of the Tax were satisfied in 2007 and Crystallex obtained receipt of acceptance.

In April 2008, a Director General in the Administrative Office of Permits at MinAmb issued a communication to the CVG which indicated that the Office of Permits at MinAmb had denied the request of the CVG for the Permit.  The Company believed that the communication from this Director General contradicted the Las Cristinas EIS approval, and the Bond and Tax requests issued by MinAmb.  This communication appeared to be in opposition to all mineral mining in the Las Cristinas region and left a number of current and historic projects standing contrary to the communication.  In addition, the Company believed that the content of the letter contradicted Presidential Decrees, National Assembly Resolutions, MinAmb Resolutions, MIBAM Resolutions and current and historic mining projects in Venezuela. Accordingly, in May 2008, the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb. The Director General subsequently denied the legal rebuttal filed by the Company and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb.  On June 16, 2008, the Company filed an appeal with the Minister of MinAmb. The Minister has, under statute, 90 business days in which to issue a decision on the appeal. If no decision is issued within the 90 business days, the appeal is deemed to be denied. On June 18, 2008 the Company was instructed by MinAmb to prepare modifications to the Las Cristinas project to diminish the environmental impacts of the project and thus enable the Permit to be issued. In early August, 2008, the Company filed with MinAmb a report which dealt with the MinAmb requests for (i) further improvements to the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca Forest Reserve, and (iii) improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining.

The continued development and ultimate commencement of commercial production at Las Cristinas are dependent upon receipt of the Permit which will allow management to proceed to put in place financing to fund construction.  In addition, the Las Cristinas project may be subject to sovereign risk, including political and economic instability, changes in existing government regulations, government regulations relating to mining which may withhold the receipt of required permits, as well as currency fluctuations and local inflation.  The April 2008 communication from the Director General of Permits at MinAmb and subsequent denial of the Company’s rebuttal, demonstrate the significant risks that the Las Cristinas project faces.  These risks may adversely affect the investment and may result in the impairment or loss of all or part of the Company’s investment.

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2008
(In thousands of United States dollars)

1.      Nature of operations and continuation of business (continued)

These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Contract.  The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production.

2.      Significant accounting policies – basis of presentation

These unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.  These unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto.

The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2007 and for the year then ended except for certain new accounting pronouncements which have been adopted effective January 1, 2008 as described in Note 3.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

3.      Changes in accounting policies and future accounting pronouncements

Changes in accounting policies – Sections 1400 and 3031

The CICA issued new accounting standards which are effective for interim and annual consolidated financial statements for the Company beginning on January 1, 2008.

Handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended so as to include the criteria for determining and presenting the Company’s ability to continue as a going concern.  Handbook Section 3031, “Inventories”, establishes standards for the measurement of inventories, allocations of overhead accounting for write-down and disclosures.

There is no material impact to the Company’s consolidated financial statements on adoption of these new accounting standards.

Future accounting pronouncements – Section 3064

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.

Section 3064, “Goodwill and Intangible Assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses during the Pre-Operating Period”.  As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company has not yet assessed the impact of Section 3064 on its consolidated financial statements.

 Crystallex International Corporation
 Notes to the Consolidated Financial Statements - Unaudited
 June 30, 2008
 (In thousands of United States dollars)

 4       Inventories
	June 30	December 31
	2008	2007

Consumables and spare parts	$1,558	$1,415
Gold in process	753	296
Stockpiled ore	293	33
Gold in doré	-	398

	$2,604	$2,142

5.       Property, plant and equipment
		June 30, 2008
		Accumulated
		amortization	Net book
	Cost	and depletion	value
Plant and equipment	$119,215	$9,108	$110,107
Mineral properties	225,915	8,252	217,663
	$345,130	$17,360	$327,770

		December 31, 2007
		Accumulated
		amortization	Net book
	Cost	and depletion	value
Plant and equipment	$121,890	$9,066	$112,824
Mineral properties	212,262	7,907	204,355
	$334,152	$16,973	$317,179

Plant and equipment include $110,037 (2007 - $112,724) and $70 (2007 - $100) associated with Las Cristinas and Canada, respectively.

Las Cristinas

On September 17, 2002, the Company entered into a non-assignable Mine Operating Contract with the Corporación Venezolana de Guayana (“CVG”), acting under the authority of the Ministry of Energy and Mines of Venezuela (“MEM”), pursuant to Venezuelan mining law, under which the Company was granted the exclusive right to explore, develop and exploit the Las Cristinas 4, 5, 6 and 7 properties including the processing of gold for its subsequent commercialization and sale.

 Crystallex International Corporation
 Notes to the Consolidated Financial Statements - Unaudited
 June 30, 2008
 (In thousands of United States dollars)

5.       Property, plant and equipment (continued)

The aggregate costs incurred by the Company to June 30, 2008 are summarized as follows:

	Cash	Non-cash	Total
Plant and equipment	$110,037	$-	$110,037
Exploration, development and related expenses	139,869	5,732	145,601
Property payment and finders’ fees	24,978	11,192	36,170
Future income taxes	-	34,335	34,335
Stock-based compensation	-	1,557	1,557
	$274,884	$52,816	$327,700

6.      Asset retirement obligations
	June 30	December 31
	2008	2007
Asset retirement obligations, beginning of period	$2,431	$1,211
Accretion expense	182	211
Revisions in estimated cash flows	-	1,009

Asset retirement obligations, end of period	2,613	2,431
Less: current portion	868	567
	$1,745	$1,864

The key assumptions on which the fair value of the asset retirement obligations (“ARO”) are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted.  The Company used a discount rate of 15%.  As at June 30, 2008, undiscounted cash outflows approximating $3,400 are expected to occur over a five year period.

7.     Notes payable

In conjunction with a Unit offering on December 23, 2004, the Company issued $100,000 principal amount senior unsecured notes (the “Notes”) with a coupon rate of 9.375%, due on December 23, 2011 for net proceeds of $75,015 after expenses and equity allocation.  Interest is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2005.  The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.  In addition, the Company may be required to redeem the Notes for cash under certain circumstances, such as a change in control in the Company or where the Company ceases to beneficially own, directly or indirectly, at least a majority interest in the Las Cristinas Project; or the Company may redeem the Notes, in whole but not in part, for cash at its option under certain circumstances, such as a change in the applicable Canadian withholding tax legislation.

 Crystallex International Corporation
 Notes to the Consolidated Financial Statements - Unaudited
 June 30, 2008
 (In thousands of United States dollars)

7.     Notes payable (continued)

The initial carrying value of the Notes was derived from a financial offering that contained both a liability and equity component.  As a result, the equity component was allocated based on the fair value of the shares issued with the Unit offering, calculated at $21,450 with $78,550 being the discounted fair value of the Notes.  The discounted fair value of the Notes, net of expenses of $3,535, is accreted up to the face value of the Notes using the effective interest rate method over its seven year term, with the resulting charge recorded to interest expense.

Interest accretion

Interest accretion of $1,676 on the Notes was expensed during the six month period ended June 30, 2008 (2007 - $1,986) as a component of interest expense.

Fair value of debt

The fair value of the debt is approximately $70,000 (2007 - $82,000), calculated using a discounted cash flow methodology.  The methodology uses the risk-free interest rate and the Company's credit spread as inputs.  The Company's credit spread is an unobservable input as there is limited trading of the Company's debt in the market.  The Company has estimated its credit spread by taking into account several factors including general credit conditions, company specific news, the movement of the Company's stock, and the limited trading activities of the Company's debt.

8.     Share capital
	June 30	December 31
	2008	2007
Authorized
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued
294,671,000 (2007 - 261,659,072) common shares	$561,588	$503,489

Warrants

As at June 30, 2008 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:
Weighted average
	Number of	remaining
Exercise Price	warrants	contractual life
	(thousands)	(years)
$2.95 (CDN $3.00)	$16,445¹	-
$4.25	12,250²	-
$4.00	875[3]	0.04
29,570

1.	These warrants expire on the later of: (i) August 11, 2009; and (ii) six months following the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas project.
2.	These warrants become exercisable for an eighteen month period commencing on the date which is 45 days following the receipt of the Permit for the Company’s Las Cristinas project.
3.	These warrants expired on July 14, 2008.

 Crystallex International Corporation
 Notes to the Consolidated Financial Statements - Unaudited
 June 30, 2008
 (In thousands of United States dollars)

8.     Share capital (continued)

A summary of common share purchase warrants outstanding as at June 30 and changes during each of the six month periods then ended is as follows:

	Six months ended		Six months ended
	June 30, 2008		June 30, 2007
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
	(thousands)	($)	(thousands)	($)
Balance – beginning of period	18,186	4.25	18,688	4.01
Granted	16,445	2.91	-	-
Exercised	-	-	(502)	1.76
Expired	(5,061)	4.20	-	-
Balance – end of period	29,570	3.50	18,186	4.17

Stock options

The Company has an Incentive Share Option Plan (the “Plan”) that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the Plan, the exercise price of each option cannot be less than the closing price of the Company’s common shares on the Toronto Stock Exchange, on the trading day immediately preceding the date of the grant.  Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively.  Stock options may vest immediately, or over periods ranging from one year to three years.  In June 2007 the shareholders of the Company approved amendments to the Plan whereby the Board of Directors may permit an optionee to elect to receive without payment by the optionee of any additional consideration, common shares equal to the value of options surrendered. Effective June 25, 2008, the Company is not permitted to grant additional stock options under the Plan without shareholders’ approval.

The Company determines the fair value of the employee stock options using the Black-Scholes option pricing model.  The estimated fair value of the options is expensed over their respective vesting periods.  The fair value of stock options granted was determined using the following weighted average assumptions for options granted during the six month period ended June 30, 2007. No options were granted during the six month period ended June 30, 2008 (June 30, 2007 – 1,462,004).

	Six months ended June 30
	2008	2007
Risk free interest rate	-	4.0%
Expected life (years)	-	3.0
Expected volatility over expected life	-	110%
Expected dividend rate	-	0%

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2008
(In thousands of United States dollars)

8.      Share capital (continued)

The fair value compensation recorded for options that have vested for the six month period ended June 30, 2008 was $569 (2007 - $3,125) of which $537 (2007 - $1,724) was expensed and $32 (2007 – $1,401) was capitalized to mineral properties.

	Six months ended June 30
	2008	2007
Weighted average fair value of
options granted during the period	$-	$2.61

As at June 30, 2008 stock options were outstanding enabling the holders to acquire common shares as follows:
		Outstanding options		Exercisable options
		Weighted average	Weighted		Weighted
		remaining	average		average
Range of	Number	contractual	exercise	Number	exercise
exercise price	of options	life	price	exercisable	price
(CDN$)	(thousands)	(years)	(CDN$)	(thousands)	(CDN$)

$1.00 to $1.50	798	0.14	$1.46	798	$1.46
$1.75 to $2.60	3,944	3.12	2.22	3,871	2.23
$2.65 to $3.60	3,969	4.07	3.10	3,940	3.10
$4.00 to $4.65	3,238	4.66	4.33	2,853	4.29
	11,949	3.65	$3.03	11,462	$2.99

A summary of the status of the Plan as at June 30 and changes during each of the six month periods then ended is as follows:
	Six months ended
	June 30, 2008		June 30, 2007
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price	of options	price
	(thousands)	(CDN$)	(thousands)	(CDN$)
Balance – beginning of period	12,527	$3.04	11,394	$2.80
Granted	-	-	1,462	4.25
Exercised	(76)	2.14	(746)	1.42
Expired or forfeited	(502)	3.20	(62)	3.99
Balance - end of period	11,949	$3.03	12,048	$3.07

 Crystallex International Corporation
 Notes to the Consolidated Financial Statements - Unaudited
 June 30, 2008
 (In thousands of United States dollars)

8.     Share capital (continued)

Financing Transactions

Fiscal 2008 Activity

On February 11, 2008, the Company completed a public offering of 32.89 million units at CDN$2.10 per unit for gross proceeds of CDN$69.1 million.

Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of CDN$3.00 for a period expiring on the later of: (i) August 11, 2009; and (ii) six months following the Permit date, where the Permit date is the 45th day following the receipt by the Company of the Permit.

The net proceeds received by the Company, after considering issuance costs of $4.6 million, was $64.1 million. The issuance costs were allocated proportionately to the amounts recorded as share capital of $57.7 million and contributed surplus of $6.4 million.
9.     Supplemental disclosures with respect to cash flows
	June 30	December 31
	2008	2007
Cash and cash equivalents consist of:
Cash	$4,223	$2,157
US Treasury Bills with interest rate of 1.42%	57,267	-
Canadian Treasury Bills with interest rate of 2.05%	-	13,908
	$61,490	$16,065

Cash paid during the six month periods ended June 30

	2008	2007
For interest	$4,688	$4,771
For income taxes	$178	$286

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2008
(In thousands of United States dollars)

9.     Supplemental disclosures with respect to cash flows (continued)

Investment in property, plant and equipment for the six month periods ended June 30

	2008	2007
		Restated
		(Note 12)
Net book value of property, plant and equipment
January 1	$317,179	$283,407
Net book value of property, plant and equipment
June 30	327,770	301,456
Net additions to property, plant and equipment
(after amortization and depletion) during the
period ended June 30	(10,591)	(18,049)
Capitalization of stock compensation	32	1,401
Future income taxes	2,332	2,267
Amortization and depletion expenses	(42)	(43)
Net book value of equipment sold	(4,266)	-
Net additions to property, plant and equipment
during the period ended June 30	(12,535)	(14,424)
Changes in working capital related to
property, plant and equipment acquisitions	(196)	(1,411)
	$(12,731)	$(15,835)

Issuance of common shares for cash for the six month periods ended June 30

	2008	2007
Cash received from:
Public offering	$64,144	$50,701
Exercise of options	162	907
Exercise of warrants	-	881
	$64,306	$52,489

Significant non-cash transactions for the six month periods ended June 30
	2008	2007
Issuance of common shares for:
Settlement of promissory note, 245,710 common shares	$-	$900
Directors’ fees, 45,770 (2007: 33,720) common shares	$112	$132

Crystallex International Corporation
Notes to the Consolidated Financial Statements - Unaudited
June 30, 2008
(In thousands of United States dollars)

10.    Segmented information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector.  Due to geographic and political diversity, the Company’s mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s only product is gold, produced from mines located in Venezuela.

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expense items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

Geographic information:

Substantially all revenues generated and property, plant and equipment held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, of which significant amounts are located temporarily in Houston, U.S.A., Antwerp, Belgium and Cape Town, South Africa.

		Venezuelan	Las Cristinas
	Canada	Operations	Development	Total

Three months ended June 30, 2008
Mining revenue	$-	$5,233	$-	$5,233
Mining operations	$-	$(7,390)	$-	$(7,390)
Amortization and accretion of ARO	$(20)	$(91)	$-	$(111)
Interest and other income	$200	$-	$-	$200
Interest expense	$(3,182)	$-	$-	$(3,182)
Gain on equipment sale	$-	$-	$1,636	$1,636
Segment income (loss)	$(6,793)	$215	$(3,417)	$(9,995)
Segment assets	$58,393	$8,685	$330,886	$397,964
Capital expenditures	$-	$-	$(7,260)	$(7,260)
Three months ended June 30, 2007
Mining revenue	$-	$2,848	$-	$2,848
Mining operations	$-	$(5,121)	$-	$(5,121)
Amortization and accretion of ARO	$(21)	$(51)	$-	$(72)
Interest and other income	$430	$-	$-	$430
Gain on equipment sale	$-	$-	$-	$-
Interest expense	$(3,171)	$(354)	$-	$(3,525)
Segment income (loss) - Restated	$(9,865)	$(3,371)	$1,113	$(12,123)
Segment assets - Restated	$40,071	$11,333	$298,188	$349,592
Capital expenditures	$-	$-	$(7,608)	$(7,608)

 Crystallex International Corporation
 Notes to the Consolidated Financial Statements - Unaudited
 June 30, 2008
 (In thousands of United States dollars)

 10.    Segmented information (continued)

		Venezuelan	Las Cristinas
	Canada	Operations	Development	Total

Six months ended June 30, 2008
Mining revenue	$-	$11,134	$-	$11,134
Mining operations	$-	$(13,793)	$-	$(13,793)
Amortization and accretion	$(42)	$(182)	$-	$(224)
Interest and other income	$414	$-	$-	$414
Interest expense	$(6,364)	$-	$-	$(6,364)
Gain on equipment sale	$-	$-	$1,636	$1,636
Segment income (loss)	$(13,113)	$2,454	$(10,538)	$(21,197)
Segment assets	$58,393	$8,685	$330,886	$397,964
Capital expenditures	$-	$-	$(12,731)	$(12,731)
Six months ended June 30, 2007
Mining revenue	$-	$6,569	$-	$6,569
Mining operations	$-	$(9,833)	$-	$(9,833)
Amortization and accretion	$(43)	$(101)	$-	$(144)
Interest and other income	$624	$-	$-	$624
Interest expense	$(6,326)	$(415)	$-	$(6,741)
Segment income (loss) - Restated	$(17,503)	$(7,367)	$9,928	$(14,942)
Segment assets - Restated	$40,071	$11,333	$298,188	$349,592
Capital expenditures	$-	$-	$(15,835)	$(15,835)

 11.    Related party and other transactions

During the six month period ended June 30, 2008, the Company paid underwriting fees of $2,779 (2007: $3,371) to a company which retains the Chairman of the Company as an employee.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

 12.    Restatement of prior period due to future income taxes

In 2007, the Company reviewed its accounting practices in respect of certain expenditures made in connection with its Venezuela Branch but funded by its Canadian parent entity with respect to Las Cristinas.  The Company determined that such expenditures, previously treated as deductible for tax purposes, that have been capitalized in the Canadian parent entity are unlikely to be deductible either in Venezuela or in Canada thereby creating a difference between their accounting and tax values.  The resulting future tax liability is subject to foreign exchange translation gains and losses at each reporting period when it is re-valued into US dollars.

 Crystallex International Corporation
 Notes to the Consolidated Financial Statements - Unaudited
 June 30, 2008
 (In thousands of United States dollars)

 12.    Restatement of prior period due to future income taxes (continued)
The following table summarizes information relating to the restatement of the six month period ended June 30, 2007 as a result of this review:

Cumulative non-deductible expenditures	$56,719
Related future income tax liability	$29,218
Capitalized to mineral properties during the period	$2,267
Unrealized foreign currency translation gains – three months ended June 30, 2007	$1,580
– six months ended June 30, 2007	$10,832

Unrealized foreign currency translation gains
Fiscal 2005	$1,442
Fiscal 2004	1,996
Cumulative effect on opening deficit	$3,438

	As at June 30, 2007
	As previously reported	Adjustment	As restated
Property, plant and equipment	$263,536	$29,218	$292,754
Future income taxes	$-	$14,948	$14,948
Opening deficit	$(287,152)	$3,438	$(283,714)
Net loss for the period	(25,774)	10,832	(14,942)
Deficit, end of period	$(312,926)	$14,270	$(298,656)

The estimated future income taxes represent a net accounting entry derived from the current lack of deductibility in the Venezuela Branch of certain expenditures related to Las Cristinas which were funded by the parent Company in Canada.  These costs will be amortized for accounting purposes but may not be for income tax purposes.  Accordingly, the future income taxes represent an undiscounted estimate of the tax effect of this difference, and therefore are not payable at the present.

Document 2

CRYSTALLEX INTERNATIONAL CORPORATION

Management’s Discussion and Analysis
 For the Six Month Period Ended June 30, 2008
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the Company’s unaudited interim consolidated financial statements and the related notes covering the six month period ended June 30, 2008.  This MD&A should be read in conjunction with those unaudited interim consolidated financial statements as well as the annual audited consolidated financial statements of the Company and the related annual MD&A for the year ended December 31, 2007.

The Company prepares its consolidated financial statements in U.S. dollars and in accordance with Canadian Generally Accepted Accounting Principles. All dollar amounts in this MD&A are in U.S. dollars unless otherwise specified.

This MD&A was prepared on August 13, 2008 and the Company’s public filings, including its 2007 Annual Information Form, are available on SEDAR at www.sedar.com

Special Note Regarding Forward Looking Statements

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “schedule” and similar expressions identify forward-looking statements.  Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company.  Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees.  See “Risk Factors” section of this Management Discussion and Analysis. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.  Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Overview

The Company is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. The Company’s principal asset is its interest in the Las Cristinas gold project located in Sifontes, Bolivar State, Venezuela. The Company’s other assets include the Tomi operations, the Lo Incréible properties (which include the La Victoria deposit), and the Revemin mill, all of which are located in Bolivar State, Venezuela (the “El Callao operations”).

Highlights

Las Cristinas Permitting to Impact the Environment

To date, the Company has not been granted the Permit required to begin mine construction at the Las Cristinas site. Below is a chronology of the recent steps that have been taken to secure the Permit:

▪
During 2007, the Corporacion Venezolana de Guayana (“CVG”) was formally notified by the Ministry of Environment and Natural Resources (“MinAmb”) that all requirements had been fulfilled for the issuance of the Authorization to Affect Natural Resources (the “Permit”) which will enable construction of the mine to begin. MinAmb approved the EIS for the Las Cristinas gold project, and requested the CVG post a construction compliance guarantee bond and pay certain environmental taxes. Crystallex posted the requested bond and paid the requested taxes. No impediments were raised in discussions with Government officials at that time; they subsequently confirmed that the Company was in good standing for the issuance of the Permit.

▪
In early 2008, Mr. Rodolfo Sanz was appointed Minister of the Ministry of Basic Industries and Mining (“MIBAM”) and President of the CVG, both titles giving him direct responsibility for the Las Cristinas project. Crystallex officials have met with the Minister on an ongoing basis.

▪
On April 30, 2008, the Company reported that the Director General of the Administrative Office of Permits at MinAmb had issued a letter to the CVG denying its request for the Permit for the Las Cristinas project.

▪	On May 12, 2008, the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb.
▪
Crystallex argues that the position taken by the Director General, which led to the existing appeal against the Minister of MinAmb, is in conflict with the Las Cristinas EIS approval, the Construction Compliance Guarantee Bond request and Environmental Tax request already issued by MinAmb. Both the posting of the Bond and payment of the requested Tax were satisfied in 2007 and Crystallex obtained receipt of acceptance. In addition, the Company has said that the Ministry’s position appears to contradict normal mineral mining practices in the Imataca Forest Region and does not conform to the treatment of either current and/or historic projects. In addition, Crystallex believes that the position of this official and statements made by the Minister of MinAmb contradict Presidential Decrees, National Assembly Resolutions, MinAmb Resolutions, and MIBAM Resolutions.

▪	On May 30, 2008, the Company reported that the Director General denied the legal rebuttal and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb.
▪
On June 4, 2008, the Company appeared by invitation at a public hearing of the Economic Development Committee of the Venezuelan National Assembly. At the hearing, Crystallex gave a presentation addressing plans for mining at Las Cristinas. The presentation included the Company’s plan for remediation and dealing with the environmental issues at the project and its planned social projects for the local communities such as employment and training projects. Senior representatives of MIBAM who appeared before the Committee hearings supported the position presented by Crystallex.

▪
The resolution issued by the Committee states that the Las Cristinas project has been in development for a significant period of time with the support of several different branches of the Government. The resolution further notes that there was a lack of coordination between the various Government branches, and calls for a positive solution which should take into consideration the macroeconomic policies and goals of Venezuela, as well as the social needs of the people and the pre-existing environmental damage at Las Cristinas.

▪
On June 16, 2008, the Company filed an appeal with the Minister of MinAmb. The Minister has 90 business days in which to issue a decision on the appeal. If no decision is issued within the 90 business days, the appeal is deemed to be denied.

▪
On June 18, 2008, the Company was invited by the Vice-Minister of MinAmb to a meeting where Crystallex was informed that MinAmb was instructed by the Government of Venezuela to reconsider issuance of the Permit by discussing with Crystallex possible modifications of the Las Cristinas project to diminish the environmental impacts of the project and thus enable the Permit to be issued.

▪
In early August, 2008, the Company filed with MinAmb a report which dealt with the MinAmb requests for (i) further improvements to the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca Forest Reserve, and (iii) improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining.

▪	On August 8, 2008, as part of the ongoing process towards issuance of the Permit, a team from MinAmb led by the Vice-Minister of MinAmb concluded a two-day site visit of the Las Cristinas project.

Liquidity and Capital Resources

▪	Cash and cash equivalents at June 30, 2008 were $61.5 million.
▪
Assuming expenditures at approximately the reduced rate following cost reductions in the first half of 2008, the Company forecasts that it will have cash to fund its operations until the third quarter of 2009 (see “Liquidity and Capital Resources”).

Financial Performance

▪	Six months loss of $21.2 million, or $0.07 per share; second quarter loss of $10.0 million, or $0.03 per share.
▪
Loss of $2.8 million and $2.2 million for six months and three months ended June 30, 2008, respectively, from operations at El Callao (the loss is inclusive of exploration expenditures of approximately $1.6 million and $0.8 million, respectively).

▪	Expenditures of $12.7 million and $7.3 million on Las Cristinas for the six months and three months ended June 30, 2008, respectively.

Summary of Quarterly Results (Unaudited)
$,000 except per share	2008		2007
	Q2	Q1	Q4	Q3 (Amended)
Revenue	$5,233	$5,901	$4,809	$2,188
Net loss previously reported	-	-	-	($9,256)
Adjustment to unrealized gain	-	-		2,534
Net loss as amended	$(9,995)	$(11,202)	$(8,787)	$(6,722)
Per share – Basic and diluted	$(0.03)	$(0.04)	$(0.03)	$(0.03)

$,000 except per share	2007		2006
	Q2 ((Amended))	Q1 (Amended)	Q4	Q3
Revenue	$2,848	$3,720	$5,720	$9,769
Net loss previously reported	($13,703)	($12,071)	($11,617)	($8,815)
Adjustment to unrealized gain	1,580	9,252	-	-
Net loss as amended	$(12,123)	$(2,819)	($11,617)	($8,815)
Per share – Basic and diluted	$(0.05)	$(0.01)	$(0.04)	$(0.04)

Financial Results Overview

The Company recorded a net loss for the first six months and second quarter of 2008 of $21.2 million, (($0.07) per share) and $10.0 million, (($0.03) per share) respectively, as compared with net losses of $14.9 million, (($0.06) per share) and $12.1 million (($0.05) per share) for the comparable periods in 2007. The losses in the first six months and second quarter of 2008 are principally attributable to the aggregate of corporate general and administrative costs, interest expense, foreign exchange losses and losses at the El Callao mining operations.

The increase in the net loss for the first six months of 2008 compared to the first six months in 2007 is due primarily to recording a foreign currency loss of $6.7 million in 2008 compared to a foreign currency gain of $7.2 million in 2007. These amounts include an unrealized foreign currency translation loss of $9.9 million in 2008 compared to an unrealized gain of $10.8 million in 2007 as a result of translation of future income tax liabilities in the Venezuelan Branch. The increased exchange loss was offset in part by a $5.3 million reduction in general and administrative expenses (2008: $7.1 million vs 2007: $12.4 million) and a 2008 gain on sale of equipment of $1.6 million. The decrease in the net loss in Q2 2008 compared to Q2 2007 is due primarily to a reduction in general and administrative expenses, and offset by an increase in the unrealized foreign exchange loss.

Mining revenue at the El Callao operations was $11.1 million for the first six months of 2008 compared to $6.6 million for the first six months of 2007. The Company recorded an operating loss of $2.8 million at the El Callao operations for the first six months of 2008 compared to an operating loss of $3.4 million for the first six months in 2007. The loss was reduced despite higher spending on exploration as revenue from gold sales increased in the first half of 2008 compared to the comparable period in 2007 due to higher average gold prices.  This higher realized price more than offset the reduction in ounces sold and higher operating and exploration costs.

Cash flow used in operating activities was a deficit of $12.8 million for the first six months of 2008 compared to a deficit of $23.4 million for the comparable period in 2007.  The cash flow deficit incurred in the first six months of 2008 was largely attributable to $7.1 million of corporate general and administrative expenses, cash interest payments of $4.7 million and cash used to fund exploration at the El Callao operations.  Cash flow from operations for Q2 2008 was a deficit of $4.6 million and similarly, principally reflects cash payments for general and administrative expenses and funding exploration at El Callao.

The Company’s cash position at June 30, 2008 decreased to $61.5 million from $67.2 million at March 31, 2008. Capital expenditures for Las Cristinas were $7.3 million in Q2 2008 compared to $5.5 million in Q1 2008.

El Callao Operations Review

Key Mine Operating Statistics (USD)
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating Statistics
Gold Production (ounces)	6,838	7,814	14,099	18,055
Gold Sold (ounces)	6,830	7,416	14,885	17,182
Per Ounce Data:
Total Cash Cost[1,2]	$960	$628	$822	$526
Total Cost[1,2]	$973	$635	$833	$532
Average Realized Gold Price[2]	$766	$384	$748	$382
Average Spot Gold Price	$896	$668	$911	$659

Key Mine Operating Statistics (Bolivars)
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Operating Statistics
Gold Production (ounces)	6,838	7,814	14,099	18,055
Per Ounce Data: (Bolivars)
Average Realized Gold Price	2,597	1,427	3,074	1,411
Total Cash Cost[1,2]	3,254	2,334	3,372	1,943
Financial Results (Bolivars, 000’s)
Mining Revenues	17,740	10,580	45,761	24,240
Total Cash Operating Cost[1]	22,221	17,312	50,191	33,380
Average Foreign Exchange Rate	3.39	3.72	4.11	3.69

1.Total Cost represents the total cost of gold production, including amortization, depletion, accretion and revisions to asset retirement obligations.  For an explanation, refer to the section on Non-GAAP measures at the end of this MD&A.  The calculation is based on ounces of gold sold.  Since the second quarter of 2005, all costs at the El Callao operations are expensed due to the short life of these mines.

[2] Based on the average parallel (market) exchange rate in effect during the period.

Production Summary
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Gold Production (ounces)
Tomi Open Pits	2,388	1,366	4,197	4,710
Tomi Underground	1,589	3,375	3,845	7,634
La Victoria	2,148	1,812	5,300	3,955
Purchased Material	713	1,261	765	1,756
Total Gold Production (ounces)	6,838	7,814	14,099	18,055
Total Ore Processed[1] (tonnes)	75,650	72,808	153,489	159,489
Head Grade of Ore Processed (g/t)	3.15	3.88	3.22	4.07
Total Recovery Rate (%)	89%	86%	89%	86%
Total Gold Recovered (ounces)	6,838	7,814	14,099	18,055
Total Cash Cost Per Ounce Sold	$960	$628	$822	$526
Mine Operating Cash Flow ($,000)[2]	($1,322)	($1,812)	($1,078)	($2,477)
Capital Expenditures ($000)[3]	----	---	---	---
Net Mine Cash Flow ($000)	(1,322)	($1,812)	($1,078)	($2,477)

[1]	Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.
2
Mining Revenues less Operating Expenses adjusted for non-cash items and excludes exploration costs of $0.84 million in the three months ended June 30, 2008 (2007: $0.46 million)  and $1.6 million in the six months ended June 30 2008 (2007: $0.79 million).

3
Capital expenditures at the El Callao operating mines, excludes Las Cristinas.  Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

Tomi
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Tomi Open Pits
Tonnes Ore Mined	35,545	15,746	41,823	52,030
Tonnes Waste Mined	51,741	326,185	122,437	737,728
Strip Ratio (Waste:Ore)	1.5:1.0	20.7:1.0	2.9:1.0	14.2:1.0
Tonnes Ore Processed	32,686	18,144	55,017	51,596
Average Grade of Ore Processed (g/t)	2.5	2.60	2.6	3.18
Recovery Rate (%)	91%	90%	91%	89%
Production (ounces)	2,388	1,366	4,197	4,710
Tomi Underground
Tonnes Ore Mined	9,211	15,807	16,505	33,729
Tonnes Ore Processed	9,275	17,122	21,107	35,469
Average Grade of Ore Processed (g/t)	5.8	6.67	6.1	7.28
Recovery Rate (%)	92%	92%	93%	92%
Production (ounces)	1,589	3,375	3,845	7,634

La Victoria
	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Tonnes Ore Mined	29,876	33,926	74,938	73,213
Tonnes Waste Mined	181,928	107,742	284,052	267,887
Strip Ratio (Waste:Ore)	6.1:1.0	3.2:1.0	3.8:1.0	3.7:1.0
Tonnes Ore Processed	30,122	29,701	73,594	58,568
Average Grade of Ore Processed (g/t)	2.64	2.62	2.67	2.81
Recovery Rate (%)	84%	72%	84%	75%
Production (ounces)	2,148	1,812	5,300	3,955

Gold production for the second quarter of 2008 was 6,838 ounces; a decrease of 12% from 7,814 ounces produced in the second quarter of 2007. For the six months of 2008 production was 14,099 ounces, a decrease of 22% from 18,055 ounces produced in the six months of 2007.

Lower production for the second quarter and first half of 2008 is due to declining ore grades. On the Tomi concession, the Fosforito pit was depleted during the first quarter of 2008 and the Mackenzie pit is expected to be depleted in September.  Mining has finished on Level 9, the lowest level currently developed at the underground mine.  During the fourth quarter of 2008, there is not expected to be any mining activity on the Tomi concession, with ore for the Revemin mill coming from the La Victoria mine and purchased material.

Mining may continue at the La Victoria mine until the first quarter of 2009; however, gold production is expected to decline in the fourth quarter, as the mine approaches the point of requiring a river diversion to continue expanding the open pit.  With a preliminary capital estimate of approximately $9 million for diverting the river and for other related items, the Company will defer a decision on advancing with the La Victoria expansion project until at least the time of receiving the Permit to allow construction at Las Cristinas.

An underground drilling program to test the mineralization below the current mining level at the Tomi underground mine was completed and Crystallex estimated an Indicated Resource of approximately 494,000 tonnes grading 9.7 g/t, containing approximately 150,000 ounces using a 4.0 g/t cutoff grade.  A mine design study is required to determine what portion of the resource would be minable.

The El Callao operations incurred a deficit in mine operating cash flow in the second quarter and first six months of 2008 $1.3 million and $1.1 million respectively, as compared with an operating deficit of $1.8 million and $2.5 million for the comparable periods in 2007.  Mine operating cash flow is calculated as Mining Revenue less Operations Expenses, net of Exploration costs of $0.84 million and $1.6 million for the second quarter and six month period respectively.  The increase in mine operating cash flow for the six months of 2008 is a result of realizing higher gold prices, (see “Revenue” below) which offset higher costs and fewer ounces sold.

Cash operating costs increased to $960 per ounce in the second quarter of 2008, from $628 per ounce in the second quarter of 2007.  (Unit costs are based on the average USD/Bs exchange rate for the period).  For the first six months of 2008, cash operating costs were $822 per ounce as compared with $526 per ounce for the comparable period in 2007.  The increase in unit costs was attributable to a general increase in the cost of operating supplies, and lower productivity as the pits near depletion.  High operating costs also reflect the effect of expensing all costs at the El Callao operation.  Plant replacement parts that would typically be capitalized are expensed due to the short life of the operation.

Venezuelan Exchange Controls

In accordance with the Exchange Control regulations in Venezuela, the Central Bank of Venezuela, (“CBV”) centralizes the purchase and sale of foreign currency in Venezuela which has been fixed since 2003.  The current rate of exchange is fixed at 2.15 Bolivars (“Bs”) (2,150 prior to January 1, 2008) per USD. The Venezuelan government enacted the Criminal Exchange Law that imposes strict sanctions for the exchange of Venezuelan currency with other foreign currencies through other than designated methods. The exchange regulations do not apply to certain securities which are traded within Venezuela and on recognized exchanges outside Venezuela.  Therefore, the purchase in one market and sale in the other market of these dual listed securities provides an effective parallel market for the Venezuelan currency.  The majority of the securities that are so traded are issued by the Venezuelan government.

The parallel or market rate in 2007 and 2008 has been volatile, but the parallel rate has been consistently higher than the official rate. As a result of this spread, transactions recorded and settled in Bs have been converted to USD at the average parallel exchange rate commencing in fiscal 2007 instead of the official rate as used in prior periods.  Monetary items reported in Bs have been converted using the parallel rate at period end.  During the third quarter of 2007 the Company reviewed the accounting for foreign currency transactions in Venezuela due to the increasing spread between the official rate and the parallel or market rate in Venezuela. It was determined that, as a consequence of the rapid decline in the valuation of the Venezuelan Bolivar, as reflected in the parallel market for foreign currencies in Venezuela, translating from Bs to USD using the official rate was no longer appropriate.

Exchange Controls Impact on Revenue and Operating Costs

The Company sold its gold production to the CBV for the first nine months of 2007.  Sales to the CBV are based on the USD spot gold price at the time of delivery; however, payment is received in Bs, with the USD revenues converted to Bs by the CBV at the then official rate of Bs 2,150. In 2006, for USD reporting purposes, the Company converted the Bs back to USD at the same rate of 2,150 and, as a result, the reported realized price per ounce was comparable to the actual average spot gold price for the period.  However, with the parallel rate in 2007 materially above the official rate and since the Company is not registered to purchase USD in Venezuela at the official rate, it was determined that for 2007 USD reporting purposes, the Company convert the Bs revenue back to USD using the higher parallel rate.  (In practice, the Company does not convert the Bs revenue to USD, rather the Bs are used to fund ongoing operations).  As a consequence of receiving Bs at the official rate on gold sales, then converting back to USD at the parallel rate for reporting purposes, the Company’s quarterly 2008 and 2007 reported USD revenue reflects a realized price that is significantly below the average spot price for these periods and below the actual price realized for the respective period.

Similarly, USD reported operating costs in the 2008 and 2007 quarters have been reduced as a result of converting a portion of the costs to USD at the higher parallel rate in 2008 and 2007 compared to the official rate used in 2006.

Income Statement

Revenue

The Company sold its gold production to the CBV for the first nine months of 2007.  Sales are based on the USD spot gold price at the time of delivery; however, payment is received in Bs, with the USD revenues converted to Bs at the official rate of 2.15 Bs.  For USD reporting purposes, the Bs are converted back to USD; however, the re-conversion uses the higher parallel (market) rate, as the Company is not registered to apply to purchase USD at the official rate of 2,150.  In practice, the Company is not buying USD, rather the Bs received from gold sales are used to fund the El Callao operations.   For reporting purposes, the conversion back to USD results in reportable revenue and realized prices per ounce that are well below the average USD spot gold rates for the reporting periods.

In order to maximize the Bs received from gold sales, the Company informed Venezuelan authorities of its decision to sell its gold production to registered local purchasers, as they buy the gold at a significant premium to the official rate. After giving notice to the appropriate government authorities, in October 2007, the Company commenced selling gold production at El Callao to registered businesses at prices based on the USD spot price of gold, with settlement in Bs at the parallel rate instead of selling to the CBV at the official rate.

Mining revenue was $11.1 million and $5.2 million for the first six months and second quarter of 2008 respectively, compared to $6.6 million and $2.8 million for the corresponding periods in 2007. Gold sales were 14,885 ounces and 6,830 for the first six months and second quarter of 2008 respectively, compared to 17,182 ounces and 7,416 ounces for the corresponding periods in 2007.

Although the Company sold fewer ounces of gold in the first half of 2008, as compared with the first half of 2007, revenue was significantly higher in the first half of 2008 due to higher spot gold prices and receiving Bs from gold sales at a rate materially higher than the official rate (for the first half of 2007 gold sales to the CBV were paid in Bs at the official rate).  For the first six months of 2008, the spot price of gold averaged $911 per ounces as compared with $659 per ounce for the same period in 2007.

Operating Expenses

Operations’ expenses were $13.8 million and $7.4 million for the first six months and second quarter of 2008 respectively, compared to $9.8 million and $5.1 million for the corresponding periods in 2007.  Exploration expenditures of $1.6 million and $0.84 million for the first six months and second quarter of 2008 respectively are included in the mine operating expense figures.  The Company is not planning any further exploration programs at the El Callao operations.

The total cash cost per ounce sold was $822 and $960 for the first six months and second quarter of 2008 respectively, compared to $526 and $628 million for the corresponding periods in 2007. The increase was attributable to a general increase in the cost of operating supplies and lower productivity as the pits near depletion.

Corporate General and Administrative Expenses

Corporate General and Administrative expenses were $7.1 million and $3.8 million for the first six months and second quarter of 2008 respectively, compared to $12.4 million and $7.1 million for the corresponding periods in 2007. Higher expenditures in 2007 reflect increased legal and advisory costs as the Company came close to obtaining the Permit and then experienced delays from MinAmb resulting in more legal expenses. General and administrative expenses include stock-based compensation charges of $0.5 million and $0.1 million for the first six months and second quarter of 2008 respectively, compared to $1.7 million and $1.0 million for the corresponding periods in 2007; the reduction was attributable to no stock option grants in 2008 (the first half of 2007 includes option grants to three new members of senior management), and limitations in the stock option plan as at the date of the Annual General Meeting held on June 25, 2008.

Interest Expense

Interest on debt was $6.4 million and $3.2 million for the first six months and second quarter of 2008 respectively, compared to $6.7 million and $3.5 million for the corresponding periods in 2007. The six month figures include cash interest payments of $4.7 million on the $100 million notes which bear interest at 9.375% per annum, payable semi-annually in January and July and amounts for interest accretion as the notes contain debt and equity components.

Foreign Exchange Loss/Gain

The foreign exchange results include an unrealized non-cash loss of $6.7 million and $2.5 million for the first six months and second quarter of 2008 respectively, compared to an unrealized non-cash gain of $7.2 million and $0.5 million for the corresponding periods in 2007.

These amounts were derived from the translation into U.S. dollars at the end of each respective period of certain Venezuelan denominated assets and liabilities.

Liquidity and Capital Resources

Crystallex’s principal sources of liquidity have been equity and debt financings. The Company does not expect to generate positive cash flow after operating and corporate general and administrative expenses until the Las Cristinas project is operating at full capacity.

Once the Company is in a position to commence development activities at Las Cristinas, it will determine its overall funding requirements to cover the period through to commercial production of Las Cristinas. The funding requirement will include the balance of capital required to complete the development of Las Cristinas, and funds to meet the Company’s general and administrative expenses, debt service and financing fees. The Company intends to fund its overall requirement with existing cash and is considering various financing alternatives to supplement these funds including public market debt, limited recourse project debt and equity.

The Company believes that it will be successful in securing the Permit to launch development of Las Cristinas. Nevertheless, the Company will take all prudent steps to protect its shareholder and stakeholder rights and value, including the preservation of rights to pursue further legal avenues both inside and outside of Venezuela.  The Company has received legal advice relating to its rights and obligations under the terms of the Mine Operating Contract (the “MOC”) with the CVG concerning the Las Cristinas project. Accordingly, the Company is, at the present, continuing to comply with the MOC in order to pursue the issuance of the Permit and to preserve legal avenues in the event that the Permit is ultimately denied. This requires maintaining a certain level of Las Cristinas activities and related expenditures.

In parallel, the Company is reducing costs significantly. Since the beginning of the year, the Company has reduced the number of its personnel in Canada and the United States by 42%.  Personnel have also been reduced in the Company’s Caracas office, and at the El Callao and Las Cristinas operations.  The Company has also reduced the use of consultants, eliminated most EPCM activities, eliminated future exploration programs at El Callao and Las Cristinas and is negotiating with security and catering contractors providing services at Las Cristinas to reduce costs.  The Company will be closing its Houston office when the current lease expires in September.

With the exception of related legal and advisory fees, the Company is obligated under the MOC to continue substantially all of the current Las Cristinas capital expenditures.  For example, the MOC requires the Company to employ a certain number of personnel at site, which, in turn, necessitates that the site be properly secured and requires a caterer to provide meals and housekeeping.   Other indirect costs related to employment include the cost of transporting employees to and from site, communications, and various other general and administrative costs. Additionally, the MOC requires expenditures for the two principal remaining community projects, the medical clinic and sewage treatment plant and the costs of providing medicines and doctors to the existing medical facility.

In the event of a negative outcome of its Permit appeal to the Minister of MinAmb, the Company will further re-assess its planned expenditures.

Cash and Cash Equivalents

On June 30, 2008, the Company had cash and cash equivalents of $61.5 million compared to $16.1 million at December 31, 2007.

The change in the cash balance during the six months ended June 30, 2008 is reconciled as follows ($ millions):

Cash and cash equivalents, December 31, 2007	$16.1

Cash used in operating activities	(12.8)
Capital expenditures – Las Cristinas	(12.7)
Proceeds from sale of equipment	5.9
Total uses of cash and cash equivalents	(19.6)

Cash from issuance of common shares	64.3
Effect of exchange rate fluctuations on cash and cash equivalents	0.7
Cash and cash equivalents, June 30, 2008	$61.5

At June 30, 2008, the Company’s debt consisted of face value $100 million, 9.375% senior unsecured notes (the “Notes”) due December 2011. The Company may redeem the Notes, in whole or in part, at any time after December 31, 2008 at a redemption price of between 100% and 102% of the principal amounts of the Notes, depending on the redemption date, plus accrued and unpaid interest and additional interest, if any, to the date of the redemption.

Cash Flow used in Operating Activities

Cash flow from operations was a deficit of $12.8 million and $4.6 million for the first six months and second quarter of 2008 respectively, compared to a deficit of $23.4 million and $11.1 million for the corresponding periods in 2007. The cash flow deficits are principally attributable to interest payments on the Company’s $100 million of 9.375% Notes, corporate general and administrative expenses, El Callao operations (including exploration) and changes in working capital.

Cash interest payments in the first half of 2008 were $4.7 million, general and administrative expenditures (net of non-cash stock-based compensation expense and directors’ fees) were $6.6 million and $3.7 million for the first six months and second quarter of 2008 respectively, compared to $10.7 million and $6.1 million for the corresponding periods in 2007. This reduction reflects lower legal and personnel costs in 2008.

Working capital changes amounted to an outflow of $1.2 million for the first six months of 2008 (2007: $3.8 million) compared to an inflow of $2.6 million in the second quarter of 2008 (2007: $2 million).

Investing Activities

Cash used for capital expenditures for the Las Cristinas project was $12.7 million and $7.3 million for the first six months and second quarter of 2008 respectively, compared to $15.8 million and $7.6 million for the corresponding periods in 2007.

Capital spending at Las Cristinas has declined since peaking in 2005.  Spending was reduced in 2008 due to the protracted delay in the issuance of the Permit. The majority of the expenditures in the first half of 2008 represent ongoing costs for administering, securing and maintaining the Las Cristinas camp and for off-site equipment storage.  In addition, the Company is continuing to build a medical facility and sewage treatment plant as part of its obligations under the MOC.

Construction activities at the sewage treatment plant have been halted due to contractual disagreements with the contractor.  As a consequence of this delay, the plant will not be operational by the end of 2008 as previously reported.  The medical facility is approximately 65 percent complete and building construction is scheduled to be completed by year end.  Medical equipment has not been ordered at this time.  An estimated $3.7 million in expenditures are forecast for the completion of both projects, including an estimate for medical equipment and additional paving repair work on the main road in town. The cost of these projects has increased due to inflation, design changes and additional road paving and repair work.

Equipment with an original cost of approximately $63 million is located principally in Houston (USA), Antwerp (Belgium) and Cape Town (South Africa). The equipment is secured, and regularly inspected and maintained while in storage. In April 2008 and prior to the Company becoming aware of the issue of denying the issuance of the permit, the Company sold equipment for $5.9 million cash to two unrelated purchasers and recorded a gain of $1.6 million on the sales. The value of this equipment is not included in the $63 million total.  As reported previously, concurrent with these sales, the Company provided purchase orders with an equipment manufacturer to supply new equipment for $5.9 million; however, the Company subsequently decided to cancel the purchase orders for the replacement equipment.  The Company does not currently have plans for additional equipment sales, nor does the Company have any outstanding purchase orders for additional equipment.  All of the equipment worldwide is insured under a marine insurance policy.  The Company plans to ship equipment to Venezuela as needed after the Permit is received and assurances are in place with respect to security and ownership in Venezuela.

Financing Activities

On February 11, 2008, the Company completed a public offering of 32.89 million units at CDN$2.10 per unit for gross proceeds of CDN$69.1 million including 4.29 million units issuable upon the exercise of the over-allotment option by the syndicate of underwriters.

Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase a further common share of the Company at an exercise price of CDN$3.00 for a period expiring on the later of: (i) August 11, 2009; and (ii) six months following the Permit date, where the Permit date is the 45th day following the receipt by the Company of the Permit.

The net proceeds received by the Company, after considering issuance costs of $4.6 million, was $64.3 million.

Contractual Obligations and Commitments

The Company’s significant contractual obligations and commitments on an undiscounted basis, as at June 30, 2008, are tabled below:

Millions	Less than One Year	1 - 3 Years	4 - 5 Years	More Than 5 Years	Total
Long term debt repayment	$-	$-	$100.0	$-	$100.0
Asset retirement obligations	1.0	2.4	-	-	3.4
Social commitments	3.7	-	-	-	3.7
Total contractual obligations	$4.7	$2.4	$100.0	$-	$107.1

Under the terms of the MOC, the Company has undertaken to make all investments necessary to develop and exploit the Las Cristinas deposits.  Based on a revised capital estimate in November 2007, a further $254 million (exclusive of VAT) would have to be spent on Las Cristinas to meet this obligation after the receipt of the Permit.

The Company’s gold production from the Tomi and La Victoria concessions are subject to a 1.75% royalty  and a further 3% exploitation tax on gold revenue.

The Company has excluded its normal course purchase arrangements due to their discretionary nature and/or short notice period for termination of contracts.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements with special purpose entities.

Related Party and Other Transactions

During the six month period ended June 30, 2008 the Company paid underwriting fees of $2.8 million (2007: $3.3) to Macquarie Capital (Canada) Ltd. which retains the Chairman of the Company as an employee.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties.  These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Restatement of 2007 Quarters

In the process of preparing the annual 2007 consolidated financial statements, the Company reviewed its accounting practices in respect of certain expenditures made in connection with its Venezuela Branch but funded by its Canadian operations with respect to Las Cristinas. The Company determined that such expenditures, previously treated as deductible for tax purposes, that have been capitalized in the Canadian operations, may not be deductible in Venezuela thereby creating a difference between their accounting and tax values in Venezuela. For Canadian GAAP purposes, the amounts determined to be potentially non-deductible as at June 30, 2007 totalled $56.7 million of which $52.3 million related to 2006 and prior years. The Company recorded future tax liabilities of $14.9 million as at June 30, 2007 and $23.5 million as at December 31, 2006. Due to the decline in the parallel rate of the Venezuelan Bolivars to the USD from December 31, 2006 to June 30, 2007, there is a resultant unrealized foreign exchange gain on the opening future income tax liabilities upon revaluation into US dollars.

The 2007 results were significantly impacted due to the change in Bs rate to the USD from 2,150 at December 31, 2006 to 3,650, 4,100, 5,010 and 5,500 at the end of Q1, Q2, Q3, and Q4 2007, respectively. Accordingly, unrealized foreign currency translation gains of $9.3 million, $1.6 million, $2.5 million and $1.0 million were recorded at the end of Q1, Q2, Q3 and Q4 2007, respectively.

The estimated future income taxes represent a net accounting entry derived from the current lack of deductibility in the Venezuela Branch of certain expenditures related to Las Cristinas which were funded by the parent entity in Canada. These costs will be amortized for accounting purposes but may not be for income tax purposes. Accordingly, the future income taxes represent an undiscounted estimate of the tax effect of this difference, and therefore are not payable at the present.

Critical Accounting Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Significant estimates used include those relating to the timing and receipt of the Las Cristinas Permit to construct, gold prices, recoverable proven and probable reserves, available resources, available operating capital, fair value of stock options and warrants, income taxes and required asset retirement obligations.  These estimates each affect management’s evaluation of asset impairment and the recorded balances of inventories, site closure and asset retirement obligations.

Adoption of New Accounting Policies

Changes in accounting policies – Sections 1400 and 3031

The CICA issued new accounting standards which are effective for interim and annual consolidated financial statements for the Company beginning on January 1, 2008.

Handbook Section 1400, “General Standards of Financial Statement Presentation”, was amended so as to include the criteria for determining and presenting the Company’s ability to continue as a going concern. Handbook Section 3031, “Inventories”, establishes standards for the measurement of inventories, allocations of overhead accounting for write-down and disclosures.

There is no material impact to the Company’s consolidated financial statements on adoption of these new accounting standards.

Future accounting pronouncements – Section 3064

The CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009.

Section 3064, “Goodwill and Intangible Assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses during the Pre-Operating Period”. As a result of the withdrawal of EIC 27, the Company will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.

The Company has not yet assessed the impact of Section 3064 on its consolidated financial statements.

Financial Instruments

The balance sheet carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short-term nature.  The estimated fair value of debt is $70,000,000 June 30, 2008 ( December 31, 2007: $82,000,000) and is determined by discounting the contractual cash flows using the risk-free interest rate and the Company's credit spread as inputs.  The Company's credit spread is an unobservable input as there is limited trading of the Company's debt in the market.  The Company has estimated its credit spread by taking into account several factors including general credit conditions, company specific news, the movement of the Company's stock, and the limited trading activities of the Company's debt.

Outstanding Share Data

A summary of common shares, common share options and common share purchase warrants at August 13, 2008 are tabled below:

Common Shares Issued	294,862,317
Common Share Options	11,546,422
Warrants	29,570,000
Fully Diluted Common Shares	335,978,739

Controls and Procedures

The Company maintains disclosure controls and procedures which are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified by regulations. The Company performed an evaluation, under the supervision and participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report. Based on this evaluation, with the exception of those weaknesses identified in the December 31, 2007 annual MD&A, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report. Management of the Company is in the process of addressing the areas of weakness identified as at December 31, 2007.

Risk Factors
The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company’s 2007 Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

Risks Associated with Operating in Developing Countries

The Company’s mineral exploration and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty that might exist in such country. The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Company’s mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, exchange controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. On June 14, 2007 the Company announced that it received written notice from the CVG that all the requirements for the issuance of the Las Cristinas Permit from MinAmb had been fulfilled.  The CVG confirmed that MinAmb’s approval of the Las Cristinas Environmental Impact Study, together with Crystallex’s payment of certain taxes and posting of a Compliance Guarantee Bond, as requested by MinAmb, represented the final steps in the process for the issue of the Permit.  CVG’s notice to the Company was based on a formal notice the CVG received from MinAmb, which stated that the Permit would be issued following the payment of the taxes and the posting of the bond.

In April 2008, the CVG received a letter from the Director General of the Administrative Office of Permits in the MinAmb denying the request for the Las Cristinas Permit.  The Director General cited sensitivities surrounding indigenous peoples, the small miners and the environment in the area generally known as the Imataca Forest Reserve.

On May 12, 2008 the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb. The Director General subsequently denied the legal rebuttal filed by the Company and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb.

On June 16, 2008, the Company filed an appeal with the Minister of MinAmb. The Minister has, under statute, 90 business days in which to issue a decision on the appeal. If no decision is issued within the 90 business days, the appeal is deemed to be denied. The Minister of MinAmb in an interview made comments that she is personally against open-pit mining in the Imataca Forest Reserve.

On June 18, 2008, the Company was invited by the Vice-Minister of MinAmb to a meeting where Crystallex was informed that MinAmb was instructed by the Government to reconsider issuance of the Permit by discussing with Crystallex possible modifications of the Las Cristinas project, which would enable the Permit to be issued. In early August, 2008, the Company filed with MinAmb a report which dealt with the MinAmb requests for (i) further improvements to the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca Forest, and (iii) improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining. On August 8, 2008, as part of the ongoing process towards issuance of the Permit, a team from MinAmb led by the Vice-Minister of MinAmb concluded a two-day site visit of the Las Cristinas project.

Development of Las Cristinas and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company’s primary project, the continued delay in receipt of the Permit could have a material adverse effect on the future of the Company’s business, and may result in the need for additional financing.  There can be no assurance that the Company will be successful in its appeal to the Minister of MinAmb or as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1.6 Bs/USD, has since been adjusted twice upwards and presently stands fixed at 2.15 Bs/USD. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company’s operations, including its ability to satisfy its foreign currency obligations or to receive fair value in U.S. dollars.

Lack of Ownership Rights

Under the Venezuelan Mining Law of 1999 (“VML”), all mineral resources belong to the Republic of Venezuela.  In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the Las Cristinas deposits and has elected to do so through the CVG.  See “Las Cristinas Project – Mining Operation Contract” in the AIF.  The Mining Operation Contract is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company.  Rather, the Company has been authorized to exploit the Las Cristinas deposits for the CVG in accordance with the Mining Operation Contract.

The interests of the Company in the Las Cristinas deposits are contingent upon the Company continuing to satisfy its obligations under the Mining Operation Contract.  Failure to do so could result in the CVG having the right to terminate the Mining Operation Contract.  In addition, the CVG is party to an agreement dated May 16, 2002 with MIBAM.  As the CVG’s rights thereunder are contingent upon the CVG continuing to satisfy its obligations, while the Company has no reason to believe the CVG is not performing its obligations thereunder, any failure to do so could result in MIBAM having the right to terminate such agreement, thereby effectively terminating the Mining Operation Contract.

Lack of Copper Rights

In addition to gold, the Las Cristinas deposits also contain very low levels of copper, 0.11% on average.  Under the Mining Operation Contract, the Company is only entitled to exploit the gold contained in the Las Cristinas deposits.  Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas deposits would detract from the economics of the Las Cristinas project.  Furthermore, it may not be technically viable to produce a marketable copper concentrate from the main Las Cristinas deposit as the copper is too low grade.  The Company does not need the right to exploit the copper contained in the

Las Cristinas deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas deposits.

Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas deposits to the CVG or a third party.  The Company has been advised by its Venezuelan counsel that:

(a)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mining Operation Contract to negotiate the exploitation of the copper with the Company; and

(b)
if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, the Company’s right under the Mining Operation Contract to exploit the gold contained in the Las Cristinas deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG.  Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

The Company’s business may be affected by amendments or changes to mining laws, regulations and requirements in Venezuela.  At any time, a number of draft mining laws may be proposed.  There is no assurance when or if a draft mining bill will be enacted into law or what the final provisions of such law will be, if enacted.  Any changes to current Venezuelan mining law may adversely affect the Company’s ability to develop and operate the Company’s Venezuelan properties.

On February 1, 2007 the National Assembly of the Republic of Venezuela issued the “Law which Authorizes the President of the Republic to Issue Decrees with Rank and Force of Law in those Matters Delegated” (the “Decree Law”), which empowers the President of Venezuela to approve changes to certain laws without consulting Congress for a period of 18 months. The Decree Law does not include any direct mention of, or references to, mining matters and, accordingly, such matters remain within the exclusive competence of the National Assembly.  In order for amendments to the mining law to be enacted into law, they must be accepted in the Venezuelan National Assembly and undergo a review by the Permanent Commission of Energy and Mines.  The detailed provisions of the Draft Mining Bill are then debated in the National Assembly, and finally the Draft Mining Bill must be approved by the President of Venezuela. There is no assurance that the Government of Venezuela will not issue further decrees or otherwise attempt to modify existing mining rights or other laws affecting the Company, its Venezuelan properties and its ability to operate in Venezuela.

Arbitration Proceedings

The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See “Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration” in the 2007 AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold

For the past several years, the Company sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Company it was suspending purchase of gold from the Company. During June and July, the Company sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Company and continued to purchase all of the Company’s gold production through the end of the third quarter of 2007.

In October 2007, the Company began selling all of its gold production to accredited third parties in Venezuela. The Company is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Company’s export licence, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company’s revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Company’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of northern South America, including Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Company’s operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability, the Las Cristinas deposits are located within the Imataca Forest Reserve (the “Forest Reserve”). On September 22, 2004, Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Forest Reserve, permits various activities (including mining) in up to 13% of the Forest Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter was issued in May 1997.

Decree 1850 reserved an even larger part of the Forest Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Forest Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly, Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property.  Furthermore, the MOC does not transfer any property ownership rights to the Company.

In 2005 the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of joint ventures or either concessions or operating contracts to a system where all new economic interests would be granted in the form of operating contracts. In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title. This review was completed as of December 31, 2005.  MIBAM completed its approval process for the Las Cristinas project at the end of March 2006.  The Ministry of the Environment and Natural Resources (“MinAmb”) approved the Las Cristinas EIS in June 2007; and, based on this approval, the Company posted a Compliance Guarantee Bond and paid certain surface taxes. On April 30, 2008, the Company reported that it became aware that the Director General of the Administrative Office of Permits at MinAmb had issued a letter to the CVG denying its request for the Permit for the Las Cristinas project. The Company believes that this communication contradicts the Environmental Impact Study approval process, conflicts with various Government Decrees and Resolutions; appears to be in opposition to all mineral mining in the Imataca Forest Region and is contrary to current and historic mining projects in Venezuela.

On May 12, 2008, the Company filed a legal rebuttal to the position taken by the Director General of Permits at MinAmb. The Director General subsequently denied the legal rebuttal filed by the Company and advised the Company of its rights under Venezuelan law to appeal directly to the Minister of MinAmb. On June 16, 2008, the Company filed an appeal with the Minister of MinAmb. The Minister has, under statute, 90 business days in which to issue a decision on the appeal. If no decision is issued within the 90 business days, the appeal is deemed to be denied.  On June 18, 2008, the Company was invited by the Vice-Minister of MinAmb to a meeting where Crystallex was informed that MinAmb was instructed by the Government to reconsider issuance of the Permit by discussing with Crystallex possible modifications of the Las Cristinas project, which would enable the Permit to be issued. In early August, 2008, the Company filed with MinAmb a report which dealt with the MinAmb requests for (i) further improvements to the social projects in the area, (ii) mitigating the impact of open vein deposit mining in the currently affected areas of the Imataca Forest, and (iii) improving the remediation plans at the end of the mine life as well as repairing existing environmental damage caused by illegal mining. On August 8, 2008, as part of the ongoing process towards issuance of the Permit, a team from MinAmb led by the Vice-Minister of MinAmb concluded a two-day site visit of the Las Cristinas project.

There is no assurance of the success of the Company’s appeal, and that the Government will not issue further decrees or otherwise attempt to modify existing mining rights.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations.

In addition, certain types of operations require the submission of environmental impact statements and approval by government authorities. Environmental legislation is evolving towards stricter standards,, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity and how stringently the regulations are implemented by the permitting authority.

In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance; however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment could adversely affect the Company.

Additional Funding Requirements

Under the terms of the Mining Operation Contract, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mining Operation Contract.  In order to carry out the Las Cristinas project and its other mining projects, the Company will need to raise substantial additional financing. In establishing its funding requirements, the Company has assumed that costs incurred during the construction phase of Las Cristinas will receive an exoneration from the 9% Value Added Tax (“VAT”). Venezuelan Law allows for but does not guarantee the granting of exoneration of VAT on goods and services, including expenses in Venezuela, related to the construction and development of mining projects.  Crystallex will apply for an exoneration of VAT during the construction phase of Las Cristinas.  If the Company does not receive the construction period VAT exoneration, sufficient additional funds would need to be raised to cover the development phase. The construction period VAT can then be recovered by the Company during the production phase of the Las Cristinas project.

The Company may decide to meet its additional funding requirements through one or more of non-recourse project debt and other forms of public markets debt and equity. If the Company elects to raise commercial bank limited recourse project debt, the Company will need to demonstrate to potential lenders compliance with the Equator Principles, which are a set of guidelines adopted by a number of international financing institutions to address the environmental and social issues associated with project financing transactions. The Equator Principles are largely based on policies and guidelines established by the International Finance Company. Although the Company has completed an Environmental Impact Study to international standards, which was approved by the Venezuelan Ministry of the Environment and includes plans to comply with the Equator Principles, there can be no assurances that potential lenders will conclude that the project is in compliance with the Equator Principles.  In this case, some institutions may decide not to lend to the project, or the financing timeline may be extended while the Company addresses the concerns of the banks.

Despite the financings that have been completed by the Company, the Company has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mining Operation Contract.

Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are estimates only.  As a result, there can be no assurance that they will be recovered at the rates estimated or at all.  Mineral reserve and resource estimates are based on limited sampling and are uncertain because the samples may not be representative.  Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources.  In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.  If its mineral reserve and resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.  The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  There can be no assurance that the Company will discover mineral reserves and resources in sufficient quantities to justify exploitation or that the funds required to exploit any mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of mining and processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to foreign exchange, royalties, allowable production, tax deductibility of expenditures, importing and exporting of minerals and environmental protection.  There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of the common shares of the Company.  The Company does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense.  The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities.  There can be no assurance that the Company will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Company’s Tomi and La Victoria operations and Revemin mill currently account for all of the Company’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company’s financial performance and results of operations. Furthermore, future results for the Company depend largely on the Las Cristinas project, which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company’s future performance.

Production Risks

The Company prepares estimates of future production at its operations.  Failure to meet these estimates could adversely affect the Company’s profitability, cash flows and financial position.  There can be no assurance that the Company will achieve its production estimates.

The Company’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments.  Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities.  These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production.  These factors also apply to the Company’s future operations.  For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Company faces in the Las Cristinas project is the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements.  Crystallex believes that the allowances made are consistent with the range of practice employed by the iron ore and bauxite mining industry in the same high rainfall regions in Venezuela as well as comparable mining operations in similar or greater rainfall regions of Guyana, Suriname and Brazil. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Company’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters.  The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  These permits relate to virtually every aspect of the Company’s exploration and exploitation activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Company will be able to obtain the necessary permits including any renewals thereof on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Company’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions.  The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2007, the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$841 per ounce. To date in 2008 the price of gold has reached a high of U.S.$1,011 per ounce and has averaged $911 per ounce during the first half.

The Company’s revenues, cash flow, profitability and the market price of the common shares of the Company are significantly affected by changes in the gold price.  If the gold price is below the cost of production at any of the Company’s operations for a significant period, the Company may be required to suspend or terminate production at the affected operation.  In addition, the Company may be required to restate its mineral reserves and resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation.  Any of these developments could negatively affect the Company’s profitability, cash flows and financial position.  Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

Currency Fluctuations

Currency fluctuations may affect costs at the Company’s operations.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company’s operating expenses is in non-U.S. dollar currencies.  Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company’s profitability, cash flows and financial position.

Credit and Market Risks

The Company enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices.  Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and cash equivalents by placing these in high quality securities issued by government agencies and financial institutions. The Company’s cash equivalents consist of Government of Canada Treasury Bills, denominated in U.S. dollars. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from the Venezuelan Tax Department and occasionally from the Venezuelan Central Bank.

The Company can be exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Dependence on Key Employees

The Company’s business and operations are dependent on retaining the services of a small number of key management personnel.  The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management.  Since late 2005, the Company has experienced the loss of a number of senior management employees due to delays in receiving the Las Cristinas Permit.  The loss of one or more key employees could have a materially adverse effect on the Company.  The MinAmb letter denying the Las Cristinas Permit may make it more difficult for the Company to retain key employees. The Company does not have a senior management retention program.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) requires companies to, among other things, have management provide a report on the Company’s internal controls with respect to financial reporting.  The Company has complied with this particular aspect of Sarbanes-Oxley for its fiscal year ended December 31, 2007.  Management’s evaluation of, and report on, the Company’s internal controls over financial reporting is set out in the 2007 Annual Management Discussion and Analysis under the section Controls and Procedures – Internal Control over Financial Reporting. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as at December 31, 2007 and the Company has described the plans to remediate the material weaknesses described therein.

There can be no assurance that the Company will be able to adequately remediate its currently known weaknesses or that the Company’s internal controls over financial reporting will be free of material weaknesses in future periods, which could cause the market price of the Company’s common shares to decline and could lead to shareholder litigation.  In addition, the discovery of additional material weaknesses will likely result in the Company having to incur costs to fix the internal controls for financial reporting as well as costs to remediate any financial inaccuracies. Management is in the process of remediating the material weaknesses discovered in fiscal 2007. The aggregate final costs of addressing such weaknesses, however, cannot be assured. Any remediation costs for the discovery of additional material weaknesses in future periods are unknown.

Common Share Price Volatility

The market price of the common shares of the Company could fluctuate significantly based on a number of factors in addition to those listed in this document, including:

•	the Company’s operating performance and the performance of competitors and other similar companies;

•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•	changes in earnings estimates or recommendations by research analysts who track the common shares or the shares of other companies in the resource sector;

•	changes in general economic conditions;

•	the arrival or departure of key personnel;

•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•	gold price volatility.

In addition, the market price of the common shares of the Company are affected by many variables not directly related to the Company’s success and are, therefore, not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the common shares and the attractiveness of alternative investments.  The effect of these and other factors on the market price of common shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Potential Dilution

As at August 13, 2008, the Company has outstanding options to purchase 11,546,422 common shares of the Company (including 487,500 options outstanding that were not fully vested) and warrants to purchase 29,570,000 common shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders. The

Company may also issue additional option and warrants or additional common shares from time to time in the future.  If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Annual Information Form are residents of Canada, and that a substantial portion of the Company’s assets and the assets of a majority of the Company’s directors and officers and the experts named in this Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors, officers or experts, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Company can provide no assurances to this effect.

Operating Losses are Expected to Continue in the Near Future

The Company expects that it will continue to incur losses, and possibly incur increased losses, until the Las Cristinas mine is operating at full capacity. The Company’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations, interest expense and general and administrative expenses.  Substantially all of these factors are beyond the control of the Company.  There can be no assurance that the Company will become profitable in the near future.  The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities

The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Company is currently in the development stage for its principal property, the Las Cristinas project, the Company intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company’s shares and the underlying commodities markets.

Non GAAP Measures – Total Cash Costs

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”).  The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP.  The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP.  The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations.  As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies.  Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers.  Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total costs and total cash costs per ounce may be reconciled to the Operations Expense as follows:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
$000 (except per ounce data)
Operations Expense per Financial Statements	7,390	5,121	13,793	9,833
Less Exploration Expenditures	835	461	1,581	787
Total Cash Operating Costs	6,555	4,660	12,212	9,046
Accretion of Asset Retirement Obligations	91	51	182	101
Total Operating Costs	6,646	4,711	12,394	9,147

Gold Ounces Sold	6,830	7,416	14,885	17,182
Total Cash Cost Per Ounce US$	$960	$628	$822	$526
Total Cost Per Ounce US$	$973	$635	$834	$532

	Three months ended June 30,		Six months ended June 30,
Bolivars 000’s (except per ounce data)	2008	2007	2008	2007
$000 (except per ounce data)
Operations Costs	25,052	19,025	56,689	36,284
Less Exploration Expenditures	(2,831)	(1,713)	(6,498)	(2,904)
Total Cash Operating Costs	22,221	17,312	50,191	33,380
Accretion of Asset Retirement Obligations	308	189	748	373
Total Operating Costs	22,530	17,501	50,939	33,752

Gold Ounces Sold	6,830	7,416	14,885	17,182
Total Cash Cost Per Ounce in Bolivars	3,254	2,334	3,372	1,943
Total Cost Per Ounce in Bolivars	3,299	2,360	3,422	1,964

Document 3

Form 52-109F2 - Certification of Interim Filings

I, Robert A. Fung, Chief Executive Officer of Crystallex International Corporation, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Crystallex International Corporation (the issuer) for the period ending June 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b.
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2008

“Robert A. Fung”
Chief Executive Officer

Document 4

Form 52-109F2 - Certification of Interim Filings

I, Hemdat Sawh, Chief Financial Officer of Crystallex International Corporation, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Crystallex International Corporation (the issuer) for the period ending June 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

b.
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 13, 2008

“Hemdat Sawh”
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 14, 2008	By:	/s/ Hemdat Sawh
Name: Hemdat Sawh Title: Chief Financial Officer